Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name and State or other Jurisdiction of Incorporation	Registrant’s Percentage Ownership
First Foundation Advisors, a California corporation	100%
First Foundation Bank, a California corporation	100%

In accordance with the instructions set forth in Paragraph (b) of Item 601 of Regulation S-K, we have omitted subsidiaries that, if considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of December 31, 2014.